

August 20, 2014

<u>Via E-mail</u>
Phillandas T. Thompson, Esq.
Senior Vice President and General Counsel
Flamel Technologies S.A.
702 Spirit 40 Drive
Suite #108
Chesterfield, MO 63005

> **Re: Flamel Technologies S.A.**
> **Form 20-F**
> **Filed April 30, 2014**
> **File No. 000-28508**

Dear Mr. Thompson:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4. Information on the Company</u>
<u>Strategic Alliances, page 31</u>

1. Please file your underlying license and supply agreements with GlaxoSmithKline related to product sales of Coreg CR as exhibits to the registration statement. Alternatively, please provide your analysis explaining why these agreements are not material and need not be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Patrick Macken, Esq.
Troutman Sanders LLP
600 Peachtree St. NE, Suite 5200
Atlanta, GA 30308